UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL Energia elects the Independent Member of the Board of Directors

São Paulo, May 2nd 2006 – At the Ordinary and Extraordinary Shareholders Meeting, which took place on April 28th 2006, CPFL Energia elected the members of the board of directors with a mandate until April 2007. The highlights of the meeting were the election of the independent member and the reduction in the number of members which dropped from 12 to 7 members.

In line with the policy on good corporate governance practices and in accordance with the stipulation of item 4.3.3 of the Novo Mercado Listing Regulation and the Article 14 of the CPFL Energia´s By-laws, Mr. Roberto Faldini was elected to the position of independent board member.

Together with the independent member, Mr. Expedito Afonso Veloso and Ms. Susana Hanna Stiphan Jabra were also elected as two of the six shareholder representatives. Messrs Carlos Ermírio de Moraes, Francisco Caprino Neto, Luís Maurício Leuzinger, and Ms Cecília Mendes Garcez Siqueira were also reelected.

Members of the Board of Directors (mandate until April 2007):

Carlos Ermírio de Moraes
Cecília Mendes Garcez Siqueira
Expedito Afonso Veloso
Francisco Caprino Neto
Luís Maurício Leuzinger
Roberto Faldini
Susana Hanna Stiphan Jabra

For Further Information:

Vitor Fagá de Almeida – IR Manager	E-mail:	Tel.: (55 19) 3756-6083
Alessandra Munhoz Andretta – IR Coordinator	ri@cpfl.com.br	Fax: (55 19) 3756-6089
Silvia Emanoele P. de Paula – IR Coordinator

ri.cpfl.com.br

CPFL Energia is the largest private corporation in the Brazilian electric sector, active in distribution, commercialization and power generation. CPFL is the only private company in the Brazilian electric sector trading shares simultaneously on the Novo Mercado – Bovespa and the New York Stock Exchange, with level III ADR’s. The company strategy is focused on operational efficiency, growth with synergy between business units, financial discipline and practices of sustainability, social responsibility and differentiated corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 02, 2006

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.